

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Richard Tyrrell
Chief Executive Officer
Cool Company Ltd.
2nd floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM11
Bermuda

>   **Re: Cool Company Ltd.**
>   **Amendment No. 1 to Draft Registration Statement on Form 20-F**
>   **Exhibit Nos. 4.1, 4.2, and 4.3**
>   **Submitted December 23, 2022**
>   **CIK No. 0001944057**

Dear Richard Tyrrell:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential or would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that public disclosure of this information is private or confidential or would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance